SEC FILE NO. [    ]

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

BANC OF AMERICA FUNDS TRUST

COLUMBIA FUNDS SERIES TRUST

COLUMBIA MANAGEMENT ADVISORS, LLC

COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

One Financial Center

Boston, Massachusetts 02111

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR AN ORDER EXEMPTING THE APPLICANTS FROM RULE 12d1-2(a)

Please direct all communications concerning this Application to:

Marco E. Adelfio, Esq.

Goodwin Procter LLP

901 New York Avenue, NW

Washington, D.C. 20001

(202) 346-4000

with copies to:

Peter T. Fariel, Esq.

Bank of America, N.A.

MA5-515-11-05

One Financial Center

11th Floor

Boston, Massachusetts 02111

This Application (including Exhibits) consists of 30 pages.

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF	:	APPLICATION PURSUANT TO
	:	SECTION 6(c) OF THE
Banc of America Funds Trust	:	INVESTMENT COMPANY ACT
Columbia Funds Series Trust	:	OF 1940 FOR AN ORDER
Columbia Management Advisors, LLC	:	EXEMPTING THE APPLICANTS
Columbia Management Distributors, Inc.	:	FROM RULE 12d1-2(a)
One Financial Center	:
Boston, Massachusetts 02111	:

I. INTRODUCTION

Banc of America Funds Trust (“BAFT”), Columbia Funds Series Trust (“CFST”), (together, the “Trusts”), Columbia Management Advisors, LLC (the “Advisor”), and Columbia Management Distributors, Inc. (the “Distributor,” and, collectively with the Trusts and the Advisor, the “Applicants”) hereby file this application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order exempting the Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end investment company advised by the Advisor or any person controlling, controlled by or under common control with the Advisor, that may rely on Rule 12d1-2 under the 1940 Act (each an “Applicant Fund”) also to invest, to the extent consistent with its investment objective, policies, strategies and limitations, in futures contracts, options on futures contracts, swap agreements, other derivatives and all other types of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).

II. APPLICANTS

A.	The Trusts and the Applicant Funds

The Trusts are organized as statutory trusts under the laws of the State of Delaware and they are registered with the Securities and Exchange Commission (the “Commission”) as open-end management investment companies. The existing Applicant Funds are separate series of the Trusts, each of which invests in other registered investment companies. The Applicant Funds are not prohibited from investing directly in securities that are not issued by an investment company, and they may invest directly in non-investment company securities in the future in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

1.	Banc of America Retirement Portfolios

Each of Banc of America Retirement 2005 Portfolio, Banc of America Retirement 2010 Portfolio, Banc of America Retirement 2015 Portfolio, Banc of America Retirement 2020 Portfolio, Banc of America Retirement 2025 Portfolio, Banc of America Retirement 2030 Portfolio, Banc of America Retirement 2035 Portfolio and Banc of America Retirement 2040 Portfolio has an investment objective to seek the highest total return over time consistent with its asset mix. Each Portfolio places a decreasing emphasis on capital appreciation and an increasing emphasis on income as time passes.

Each Portfolio currently pursues its investment objective by investing its assets in other funds managed by the Advisor or its affiliates according to asset allocation strategies designed, depending on the Portfolio, for investors currently in retirement or investors contemplating retirement in or about a certain year.

2.	Columbia LifeGoal Balanced Growth Portfolio

Columbia LifeGoal Balanced Growth Portfolio has an investment objective to seek total return, consisting of capital appreciation and current income. The Portfolio currently pursues its investment objective by investing in up to twenty-nine series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include large-, mid- and small-capitalization equity securities, government and corporate debt securities, specialty securities such as real estate investment trusts, convertible securities and fixed income securities of domestic companies, as well as equity securities of foreign companies.

3.	Columbia LifeGoal Growth Portfolio

Columbia LifeGoal Growth Portfolio has an investment objective to seek capital appreciation. The Portfolio currently pursues its investment objective by investing in up to twenty-two series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include large-, mid- and small-capitalization equity securities and convertible securities of domestic companies, specialty securities such as real estate investment trusts, as well as equity securities of foreign companies.

4.	Columbia LifeGoal Income Portfolio

Columbia LifeGoal Income Portfolio has an investment objective to seek current income, consistent with relative stability of principal. The Portfolio currently pursues its investment objective by investing in up to thirty series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include fixed income securities, money market instruments, convertible securities, specialty securities such as real estate investment trusts and large-, mid- and small-capitalization equity securities of domestic and foreign companies. The Portfolio may invest in individual securities, including, without limitation, money market instruments, domestic and foreign fixed income securities, income-oriented equity securities, convertible securities and interests in real estate investment trusts.

5.	LifeGoal Income and Growth Portfolio

Columbia LifeGoal Income and Growth Portfolio has an investment objective to seek total return, consisting of current income and modest capital appreciation. The Portfolio currently pursues its investment objective by investing in up to thirty series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include fixed income securities, large-, mid- and small-capitalization equity securities of domestic and foreign companies, specialty securities such as real estate investment trusts, convertible securities and money market instruments of domestic companies.

6.	Columbia Masters Global Equity Portfolio

Columbia Masters Global Equity Portfolio has an investment objective to seek capital appreciation. The Portfolio currently pursues its investment objective by investing in four series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include equity securities, including equity securities of foreign companies.

7.	Columbia Masters Heritage Portfolio

Columbia Masters Heritage Portfolio has an investment objective to seek capital appreciation. The Portfolio currently pursues its investment objective by investing in three series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include equity securities, including equity securities of foreign companies, and debt securities, including foreign and below investment grade debt securities.

8.	Columbia Masters International Equity Portfolio

Columbia Masters International Equity Portfolio has an investment objective to seek capital appreciation. The Portfolio currently pursues its investment objective by investing in two series of registered open-end investment companies managed by the Advisor or its affiliates and whose holdings include equity securities, including equity securities of foreign companies.

The registered investment companies in which the Applicant Funds may invest are referred to herein as “Underlying Funds.”

B.	The Advisor

Each Applicant Fund has entered into an investment advisory agreement with the Advisor pursuant to which the Advisor provides investment management advice and manages the Applicant Fund’s business and affairs, subject to the general oversight of the Applicant Fund’s Board of Trustees (the “Board”). The Advisor, an indirect, wholly owned subsidiary of Bank of America Corporation, is a registered investment advisor under the Investment Advisers Act of 1940, as amended.

C.	Columbia Management Distributors, Inc.

The Distributor, an indirect, wholly owned subsidiary of Bank of America Corporation and a registered broker-dealer under the Securities Exchange Act of 1934, is the principal underwriter for the Applicant Funds.

III. THE APPLICANTS’ PROPOSAL

Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of, and Rule 12d1-2 under, the 1940 Act. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives. For example, an Applicant Fund may seek to

“equitize” inflows of cash received late in the day by investing in futures contracts on a broad stock index or U.S. Treasury securities (as opposed to leaving the cash uninvested overnight), which allows the Applicant Fund to be fully invested in accordance with its investment strategies and may improve the Applicant Fund’s performance relative to its benchmark. In addition, there may be times when using a derivative may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. An Applicant may also invest in Other Investments in situations where an appropriate Underlying Fund is not available for a given asset class. Alternatively, an Applicant Fund may determine that the use of a total return or credit default swap on a specific asset class in conjunction with the Applicant Fund’s investment in Underlying Funds would permit the Applicant Fund to pursue its investment objective more effectively than is possible solely through investments in securities of Underlying Funds. Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies that are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.1 That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire:

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.2 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”3 The passage of the Rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”4

On March 11, 2008, the Commission proposed a formal amendment to Rule 12d1-2 to allow affiliated funds of funds to invest in assets other than securities, which would include futures and other financial instruments that might not be securities under the 1940 Act and thus

[1]	See Fund of Funds Investments, Investment Company Act Rel. No. IC-27399 (June 20, 2006) (the “Adopting Release”).
[2]	See Adopting Release at 17, n.58.
[3]	Id. at 17-18.
[4]	See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

may not be within the current scope of Rule 12d1-2.5 The rule amendment would remove any doubt as to the ability of affiliated funds of funds such as the Applicant Funds also to invest in “Other Investments.” The rule amendment imposes no additional conditions on affiliated funds of funds investing in assets other than securities. As such, it is expected that the Applicant Funds will rely on the rule amendment in the event that it is adopted as proposed, but the Applicant Funds intend to rely on an exemptive order, if granted pursuant to this Application, until such time.

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.6 It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through

[5]	See Exchange Traded Funds, Investment Company Act Rel. No. 28193 (Mar. 11, 2008).
[6]	See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in [Section] 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.7 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.8 The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address. Similarly, the proposed amendment to Rule 12d1-2 suggests that the Commission has determined that fund of funds investments in assets other than securities do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.9

[7]	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).
[8]	While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.
[9]	Some of these investment options, such as an interest rate swap, cannot be precisely replicated through an investment in an Underlying Fund, Government securities, short-term paper or other securities.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “in the public interest and consistent with the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission already has granted the same relief to several other applicants and has granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Wells Fargo Funds Trust, et al., File No. 812-13548, Investment Company Act Rel. Nos. 28524 (Nov. 26, 2008) (order) and 28482 (Oct. 31, 2008) (notice); Aberdeen Asset Management Inc., et al., File No. 812-13531, Investment Company Act Rel. Nos. 28443 (Oct. 21, 2008) (order) and 28407 (Sept. 25, 2008) (notice); Delaware Management Business Trust, et al., File No. 812-13531, Investment Company Act Rel. Nos. 28445 (Oct. 21, 2008) (order) and 28405 (Sept. 24, 2008) (notice); Morgan Stanley Series Funds, et al., File No. 812-13529, Investment Company Act Rel. Nos. 28444 (Oct. 21, 2008) (order) and 28388 (Sept. 23, 2008) (notice); Fidelity Aberdeen Street Trust, et al., File No. 812-13505, Investment Company Act Rel. Nos. 28425 (Sept. 30, 2008) (order) and 28376 (Sept. 5, 2008) (notice); Advanced Series Trust, et al., File No. 812-13537, Investment Company Act Rel. Nos. 28374 (Sept. 3, 2008) (order) and 28355 (Aug. 8, 2008) (notice); PIMCO Funds, et al., File No. 812-13513, Investment Company Act Rel. Nos. 28356 (Aug. 12, 2008) (order) and 28331 (July 17, 2008) (order); Thrivent Mutual Funds, et al., File No. 812-13508, Investment Company Act Rel. Nos. 28267 (May 20, 2008) (order) and 28252 (Apr. 24, 2008) (notice); Franklin California Tax-Free Income Fund, et al., File No. 812-13500, Investment Company Act Rel. Nos. 28257 (Apr. 28, 2008) (order) and 28229 (Mar. 31, 2008) (notice); JPMorgan Trust I, et al., File No. 812-13418,

Investment Company Act Rel. Nos. 28230 (Apr. 1, 2008) (order) and 28183 (Mar. 4, 2008) (notice); Eaton Vance Mutual Funds Trust, et al., File No. 812-13481, Investment Company Act Rel. Nos. 28202 (Mar. 25, 2008) (order) and 28170 (Feb. 26, 2008) (notice); Schroder Series Trust, et al., File No. 812-13467, Investment Company Act Rel. Nos. 28167 (Feb. 25, 2008) (order) and 28133 (Jan. 24, 2008) (notice); The UBS Funds, et al., File No. 812-13453, Investment Company Act Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080 (Dec. 19, 2007) (notice); Vanguard STAR Funds, et al., File No. 812-13412, Investment Company Act Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).10 The Commission has also previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) to invest in some combination of futures contracts, other derivatives and other financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II). See, e.g., John Hancock Trust, et al., File No. 812-13174, Investment Company Act Rel. Nos. 27310 (May 2, 2006) (order) and 27281 (Apr. 5, 2006) (notice)11; Federated Investors, Inc., et al., File No. 812-12462, Investment Company Act Rel. Nos. 26632 (Oct. 13, 2004) (order) and 26600 (Sept. 17, 2004) (notice)12; FFTW Funds, Inc., et al., File No. 812-12610, Investment Company

[10]	These applicants were granted an exemption from Rule 12d1-2(a) to invest in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act, in addition to underlying funds. See Investment Company Act Rel. No. IC-28482, 2008 SEC LEXIS 2441 (Oct. 31, 2008), at *3; Investment Company Act Rel. No. IC-28407, 2008 SEC LEXIS 2298 (Sept. 25, 2008), at *3; Investment Company Act Rel. No. IC-28405, 2008 SEC LEXIS2296 (Sept. 24, 2008), at *4; Investment Company Act Rel. No. IC-28388, 2008 SEC LEXIS 2130 (Sept. 23, 2008), at *3; Investment Company Act Rel. No. IC-28376, 2008 SEC LEXIS 2032 (Sept. 5, 2008), at *3; Investment Company Act Rel. No. IC-28355, 2008 SEC LEXIS 1874 (Aug. 8, 2008), at *3; Investment Company Act Rel. No. IC-28331, 2008 SEC LEXIS 1674 (July 17, 2008), at *3; Investment Company Act Rel. No. IC-28252, 2008 SEC LEXIS 915 (Apr. 24, 2008), at *3; Investment Company Act Rel. No. IC-28229, 2008 SEC LEXIS 751 (March 31, 2008), at *4; Investment Company Act Rel. No. IC-28183, 2008 SEC LEXIS 472 (Mar. 4, 2008), at *3; Investment Company Act Rel. No. IC-28170, 2008 SEC LEXIS 424 (Feb. 26, 2008), at *2-3; Investment Company Act Rel. No. IC-28133, 2008 SEC LEXIS 161 (Jan. 24, 2008), at *2-3; Investment Company Act Rel. No. IC-28080, 2007 SEC LEXIS 3077 (Dec. 19, 2007), at *2-3; Investment Company Act Rel. No. IC-28009, 2007 SEC LEXIS 2338 (Sept. 28, 2007), at *2-3. The Applicants are seeking the same relief in this Application.
[11]	These applicants were granted an exemption to invest in “other financial instruments.” See Investment Company Act Rel. No. IC-27281, 2006 SEC LEXIS 827 (Apr. 5, 2006), at *3.
[12]	These applicants were granted an exemption to invest in “futures transactions, options on the foregoing and other instruments.” See Investment Company Act Rel. No. IC-26600, 2004 SEC LEXIS 2130 (Sept. 17, 2004), at *7.

Act Release Nos. 26374 (Mar. 2, 2004) (order) and 26346 (Feb. 4, 2004) (notice)13; Morgan Grenfell Investment Trust, et al., File No. 812-12232, Investment Company Act Rel. Nos. 25105 (Aug. 9, 2001) (order) and 25063 (July 13, 2001) (notice)14; Mercury QA Strategy Fund, Inc., et al., File No. 812-11770, Investment Company Act Rel. Nos. 24438 (May 3, 2000) (order) and 24382 (Apr. 7, 2000) (notice)15; Nations Fund Trust, et al., File No. 812-12150, Investment Company Act Rel. Nos. 24804 (Dec. 27, 2000) (order) and 24781 (Dec. 1, 2000) (notice). 16

VI. APPLICANTS’ CONDITION

Applicants agree that reliance by any of the Applicant Funds on the order of the Commission requested in this Application shall be subject to the following condition:

Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2), to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

[13]	These applicants were granted an exemption to invest in “other financial instruments.” See Investment Company Act Rel. No. IC-26346, 2004 SEC LEXIS 228 (Feb. 4, 2004), at *3.
[14]	These applicants were granted an exemption to invest in “other securities and financial instruments, including fixed income securities, futures, options, forward currency transactions and other derivative instruments.” See Investment Company Act Rel. No. IC-25063, 2001 SEC LEXIS 1386 (July 13, 2001), at *5.
[15]	These applicants were granted an exemption to invest in “reverse repurchase agreements, financial futures and options on currencies.” See Investment Company Act Rel. No. IC-24382, 2000 SEC LEXIS 693 (Apr. 7, 2000), at *3.
[16]	These applicants were granted an exemption to invest in “certain debt and equity securities or other financial instruments.” See Investment Company Act Rel. No. IC-24781, 2000 SEC LEXIS 2633 (Dec. 1, 2000), at *4.

VIII. PROCEDURAL MATTERS

Each Applicant Fund states that, under its declaration of trust, responsibility for the management of its affairs and business is vested in its Board. The Advisor and the Distributor each state that the responsibility for the management of its affairs and business is vested in its members or directors, as the case may be, and officers. Applicants represent that the undersigned individuals are authorized to file this Application in the name and on behalf of the Applicants.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibit A-1, Exhibit A-2, Exhibit A-3 and Exhibit A-4 and the verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B-1, Exhibit B-2, Exhibit B-3 and Exhibit B-4.

[Signature page follows]

Applicants have caused this Application to be duly signed on their behalf on the 22nd day of January 2009.

BANC OF AMERICA FUNDS TRUST, ON BEHALF OF EACH OF ITS SERIES

By:	/s/ James R. Bordewick, Jr.
Name:	James R. Bordewick, Jr.
Title:	Secretary

COLUMBIA FUNDS SERIES TRUST, ON BEHALF OF EACH OF ITS SERIES

By:	/s/ James R. Bordewick, Jr.
Name:	James R. Bordewick, Jr.
Title:	Secretary

COLUMBIA MANAGEMENT ADVISORS, LLC

By:	/s/ J. Kevin Connaughton
Name:	J. Kevin Connaughton
Title:	Managing Director

COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

By:	/s/ Beth Ann Brown
Name:	Beth Ann Brown
Title:	Director and Managing Director

EXHIBIT A-1

Authorization for Banc of America Funds Trust

The undersigned hereby certifies that he is the duly elected Secretary of Banc of America Funds Trust (the “Fund Company”), which is an applicant with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”); that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the declaration of trust and other charter documents of the Fund Company have been taken and the person signing and filing the Application on behalf of the Fund Company is fully authorized to do so; and that the Board of Trustees of the Fund Company duly adopted the following resolutions at a meeting of the Board of Trustees on May 29, 2008:

RESOLVED, that the Officers of the Fund Company be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund Company, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund Company such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

WITNESS the signature of the undersigned this 22nd day of January 2009.

By:	/s/ James R. Bordewick, Jr.
James R. Bordewick, Jr.
Secretary
Banc of America Funds Trust

The undersigned does certify that he is an Assistant Secretary of the Fund Company and does further certify that James R. Bordewick, Jr. is, and at all times since April 1, 2008 has been, a duly elected or appointed, qualified and acting Secretary of the Fund Company and that the signature set forth above is his genuine signature.

WITNESS the signature of the undersigned this 22nd day of January 2009.

By:	/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Banc of America Funds Trust

EXHIBIT A-2

Authorization for Columbia Funds Series Trust

The undersigned hereby certifies that he is the duly elected Secretary of Columbia Funds Series Trust (the “Fund Company”), which is an applicant with respect to the attached application (the “Application”) for an order of exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”); that, with respect to the Application, all actions necessary to authorize the execution and filing of the Application under the declaration of trust and other charter documents of the Fund Company have been taken and the person signing and filing the Application on behalf of the Fund Company is fully authorized to do so; and that the Board of Trustees of the Fund Company duly adopted the following resolutions at a meeting of the Board of Trustees on May 29, 2008:

RESOLVED, that the Officers of the Fund Company be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund Company, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund Company such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

WITNESS the signature of the undersigned this 22nd day of January 2009.

By:	/s/ James R. Bordewick, Jr.
James R. Bordewick, Jr.
Secretary
Columbia Funds Series Trust

The undersigned does certify that he is an Assistant Secretary of the Fund Company and does further certify that James R. Bordewick, Jr. is, and at all times since April 1, 2008 has been, a duly elected or appointed, qualified and acting Secretary of the Fund Company and that the signature set forth above is his genuine signature.

WITNESS the signature of the undersigned this 22nd day of January 2009.

By:	/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust

EXHIBIT A-3

Authorization for Columbia Management Advisors, LLC

Secretary’s Certificate

I, Elizabeth A. Pryor, Secretary of Columbia Management Advisors, LLC, a Delaware Limited Liability Company (herein the “Company”), having its principal place of business in the City of Boston, County of Suffolk, Commonwealth of Massachusetts, do hereby certify that:

1.	Attached is a true and correct copy of the resolutions adopted by the Board of Managers of the Company effective as of January 16, 2009.

IN WITNESS WHEREOF, I have hereupon set my hand and affixed the seal of the Company this 21st day of January, 2009.

(SEAL)

/s/ Elizabeth A. Pryor
Elizabeth A. Pryor
Secretary

UNANIMOUS WRITTEN CONSENT IN LIEU OF

MEETING OF THE BOARD OF MANAGERS OF

COLUMBIA MANAGEMENT ADVISORS, LLC

The undersigned being all of the members of the Board of Managers of Columbia Management Advisors, LLC, a Delaware limited liability company (the “Company”), have, by their unanimous written consent, taken the following actions without a meeting in accordance with the Operating Agreement of Company, to be effective as of January 16, 2009:

Approval of Exemptive Applications

RESOLVED, that the officers of Columbia Management Advisors, LLC be, and each hereby is, authorized to prepare, execute and submit on behalf of Columbia Management Advisors, LLC, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER RESOLVED, that the officers of Columbia Management Advisors, LLC be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of Columbia Management Advisors, LLC such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Managers hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

The undersigned further direct that this Consent be incorporated into the minute book of the Company.

This unanimous written consent may be signed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[the remainder of this page left intentionally blank]

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent on this 16th day of January 2009.

/s/ Michael A. Jones
Michael A. Jones

/s/ Colin Moore
Colin Moore

/s/ Christopher L. Wilson
Christopher L. Wilson

EXHIBIT A-4

Authorization for Columbia Management Distributors, Inc.

Secretary’s Certificate

I, Elizabeth A. Pryor, Secretary of Columbia Management Distributors, Inc. (the “Corporation”), a Massachusetts corporation having its principal place of business in the City of Boston, County of Suffolk, Commonwealth of Massachusetts, do hereby certify that:

1.	Attached is a true and correct copy of the votes adopted by the Board of Directors of the Corporation effective as of January 16, 2009.

IN WITNESS WHEREOF, I have hereupon set my hand and affixed the seal of the Corporation this 21 st day of January 2009.

[SEAL]

/s/ Elizabeth A. Pryor
Elizabeth A. Pryor
Secretary

COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

Unanimous Written Consent in Lieu of

A Meeting of Board of Directors

January 16, 2009

The undersigned, being the Directors of Columbia Management Distributors, Inc., a Massachusetts corporation (the “Corporation”), do hereby consent, to the adoption of the following votes, to be effective as of the date first written above, with the same force and effect as if duly adopted at a Meeting of the Board of Directors held for the purpose:

APPROVAL OF EXEMPTIVE APPLICATIONS

VOTED, that the officers of Columbia Management Distributors, Inc. be, and each hereby is, authorized to prepare, execute and submit on behalf of Columbia Management Distributors, Inc., an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Rule 12d1-2(a) under the 1940 Act; and

FURTHER VOTED, that the officers of Columbia Management Distributors, Inc. be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of Columbia Management Distributors, Inc. such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

RATIFICATION

VOTED, that the Board of Directors hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

This consent may be executed in counterparts.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent on this 16th day of January 2009.

/s/ Beth Ann Brown
Beth Ann Brown

/s/ David M. Feldman
David M. Feldman

/s/ Michael A. Jones
Michael A. Jones

/s/ Jeffrey F. Peters
Jeffrey F. Peters

EXHIBIT B-1

Verification for Banc of America Funds Trust

Commonwealth of Massachusetts

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Banc of America Funds Trust (the “Trust”), that he is the Secretary of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James R. Bordewick, Jr.
James R. Bordewick, Jr.
Secretary
Banc of America Funds Trust

EXHIBIT B-2

Verification for Columbia Funds Series Trust

Commonwealth of Massachusetts

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Funds Series Trust (the “Trust”), that he is the Secretary of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James R. Bordewick, Jr.
James R. Bordewick, Jr.
Secretary
Columbia Funds Series Trust

EXHIBIT B-3

Verification for Columbia Management Advisors, LLC

Commonwealth of Massachusetts

County of Suffolk, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Columbia Management Advisors, LLC (the “Company”), that he is the Managing Director of the Company and that all actions of the Board of Managers of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton
Managing Director
Columbia Management Advisors, LLC

EXHIBIT B-4

Verification for Columbia Management Distributors, Inc.

Commonwealth of Massachusetts

County of Suffolk, ss:

The undersigned states that she has duly executed the attached Application for and on behalf of Columbia Management Distributors, Inc. (the “Company”), that she is the Director and Managing Director of the Company and that all actions of the Board of Directors of the Company necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Beth Ann Brown
Beth Ann Brown
Director and Managing Director
Columbia Management Distributors, Inc.